SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 12, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated May 12, 2009 the Company reported its financial statements for the nine- month period ended on March 31, 2009 and March 31, 2008, requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. T The result of such six-month period reflects:

	In thousands Ps.	In thousands Ps.
Ordinary Period Result	03/31/09	03/31/08
(three-month period): (loss) profit	(38,452)	69,392
Extraordinary Period Result
(three-month period): profit	—	—
Period (Loss) Profit	(38,452)	69,392

Net Worth Composition:
Capital stock	78,206	78,206
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	522,805	522,805
Technical revaluations reserve	3,953	3,953
Reserve for new projects	62,509	62,509
Free disposable reserve	15,734	—
Legal Reserve	20,090	16,092
Retained earnings (loss) profit	(38,452)	69,392
Total Net Worth	749,466	837,578

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the three-month period financial statements, the Company’s Capital is Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	49,536,770.7	63.34%
Parque Arauco Argentina S.A.	15,258,970.0	19.51%
Parque Arauco S.A.	5,733,855.4	7.33%
Sociedad Inversora Int. Parque Arauco S.A.	2,118,869.8	2.71%
Other Shareholders	5,557,955.5	7.11%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes, the Company’s Capital would increase to Ps. 223,971,649.8 divided into 2,239,716,498 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

•	IRSA Inversiones y Representaciones Sociedad Anónima	147,494,369.5	65.85%
•	Parque Arauco Argentina S.A.	15,268,642.8	6.82%
•	Parque Arauco S.A.	5,733,855.4	2.56%
•	Sociedad Inversora Int. Parque Arauco S.A.	49,863,616.7	22.26%
•	Other Shareholders	5,611,165.4	2.51%

For this calculation, the conversion price considered was 0.3240.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 13, 2009.